Shareholder Response Summary Report
Putnam
Putnam Balanced Retirement Fund
September 12, 2002




			No. of Shares	% of Outstanding Shares		% of
Shares Voted

Approval of an Agreement and Plan of Reorganization between Putnam Balanced Retirement Fund and The George Putnam Fund of Boston and the transactions contemplated thereby. In this merger, The George Putnam Fund of Boston will acquire all of the assets of Putnam Balanced Retirement Fund in exchange for the issuance and delivery to Putnam Balanced Retirement Fund of shares of beneficial interest of The George Putnam Fund of Boston and the assumption The George Putnam Fund of Boston of all the liabilities of Putnam Balanced Retirement Fund.


Affirmative	   	 39,090,532.956		42.572%
	83.724%
Against			   4,820,102.999		  5.250%
10.324%
Abstain			   2,779,042.490		  3.026%
5.952%

Total			 46,689,678.445		50.848%
	100.00%